MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2021. Unless otherwise specified herein, references to the "Company" or "we" shall include Euroseas Ltd. and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission on April 28, 2021.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents the Company’s selected consolidated financial and other data for each of the six-month periods ended June 30, 2020 and 2021, and as of December 31, 2020 and June 30, 2021. The selected consolidated statement of comprehensive income, cash flow and balance sheet data is derived from, and is qualified by reference to, our unaudited financial results for the six-month periods ended June 30, 2020 and 2021.

Euroseas Ltd. – Summary of Selected Historical Financials

	Six Months Ended June 30
	2020	2021
Statement of Operations Data
Time charter revenue	30,266,431	33,973,743
Commissions	(1,324,913)	(1,373,981)
Voyage expenses	(895,049)	(277,982)
Vessel operating expenses	(16,530,150)	(13,802,119)
Drydocking expenses	(376,369)	(229,384)
Related party management fees	(2,642,368)	(2,148,221)
Vessel depreciation	(3,386,726)	(3,193,086)
General and administrative expenses	(1,588,266)	(1,500,651)
Other operating income	2,688,194	1,296,496
Loss on sale of vessel	-	(9,417)
Loss on write-down of vessel held for sale	(121,165)	-
Operating income	6,089,619	12,735,398
Other expenses, net	(2,842,204)	(999,072)
Net income	3,247,415	11,736,326
Dividend Series B Preferred Shares	(339,069)	(255,324)
Preferred deemed dividend	-	(345,423)
Net income attributable to common shareholders	2,908,346	11,135,579
Earnings per share attributable to common shareholders- basic	0.52	1.65
Weighted average number of shares outstanding during the period, basic	5,576,960	6,745,305
Earnings per share attributable to common shareholders- diluted	0.52	1.64
Weighted average number of shares outstanding during the period, diluted	5,576,960	6,789,718

	Six Months Ended June 30,
Cash Flow Data	2020	2021
Net cash provided by operating activities	3,973,031	14,110,249
Net cash provided by / (used in) investing activities	284,301	(225,136)
Net cash used in financing activities	(6,282,283)	(9,179,332)

Balance Sheet Data	December 31, 2020	June 30, 2021
Total current assets	9,690,793	15,179,042
Vessels, net	98,458,447	95,598,016
Other non-current assets	2,433,768	2,130,640
Total assets	110,583,008	112,907,698
Current liabilities	28,645,782	20,658,126
Total long-term liabilities	46,582,223	46,699,188
Long term bank loans, including current portion	66,865,348	61,692,988
Related party loan, current	2,500,000	-
Total liabilities	75,228,005	67,357,314
Mezzanine equity	8,019,636	-
Total shareholders' equity	27,335,367	45,550,384

	Six Months Ended June 30,
	2020	2021
Other Fleet Data (1)
Number of vessels	19.00	14.00
Calendar days	3,458.0	2,534.0
Available days	3,247.7	2,534.0
Voyage days	3,078.2	2,491.7
Utilization Rate (percent)	94.8%	98.3%

(In U.S. dollars per day per vessel)
Average TCE rate (2)	9,542	13,523
Vessel Operating Expenses	4,780	5,447
Management Fees	764	848
General &Administrative Expenses	459	592
Total Operating Expenses excluding drydocking expenses	6,003	6,887
Drydocking expenses	109	91

(1) For the definition of calendar days, available days, voyage days and utilization rate see our annual report on Form 20-F for the year ended December 31, 2020 (“Item 5A-Operating Results.”) filed on April 28, 2021.

(2) Time charter equivalent rate, or TCE rate, is determined by dividing time charter revenue and voyage charter revenue less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods (see also “Item 5A-Operating Results” in our annual report on Form 20-F for the year ended December 31, 2020). Our definition of TCE revenues and TCE rate may not be comparable to that used by other companies in the shipping industry.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the unaudited condensed consolidated statements of comprehensive income and our calculation of TCE rates for the periods presented.

Six Months Ended June 30

2020	2021

 (In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)

Time charter revenue	30,266,431	33,973,743
Voyage expenses	(895,049)	(277,982)
Time Charter Equivalent or TCE Revenues	29,371,382	33,695,761
Voyage days	3,078.2	2,491.7
Average TCE rate	9,542	13,523

Six months ended June 30, 2021 compared to six months ended June 30, 2020.

Time charter revenue. Time charter revenue for the six-month period ended June 30, 2021 was $34.0 million, increased compared to the same period in 2020 during which time charter revenue amounted to $30.3 million. An average of 14.00 vessels operated in the six months of 2021 for a total of 2,534 ownership days as compared to an average of 19.00 vessels during the same period in 2020 or 3,458 ownership days, a 26.7% decrease. The total number of days our vessels earned revenue decreased by 19.1% to 2,491.7 days in the first six months of 2021 from 3,078.2 days in the same period in 2020. While employed, our vessels generated a TCE rate of $13,523 per day per vessel in the first six months of 2021 compared to $9,542 per day per vessel for the same period in 2020 (see calculation in the table above). Market charter rates in the six months of 2021 were on average at higher levels for our containership vessels compared to the first six months of 2020. We had nil scheduled off-hire days, nil commercial off-hire and 42.3 operational off-hire days in the first six months of 2021 compared to 210.3 scheduled off-hire days, (including drydocking, laid-up time and time during which vessels were not available to generate revenues because they were committed for sale or suffered unrepaired damages), 99.8 commercial off-hire and 69.7 operational off-hire days in the first six months of 2020.

Commissions. Commissions for the six month period ended June 30, 2021 were $1.4 million. At 4.0% of time charter revenues, the percentage of commissions over revenues was marginally lower than in the same period of 2020 during which they amounted to 4.4% of revenues. The overall level of commissions depends on the agreed commission for each charter contract.

Voyage expenses. Voyage expenses for the six-month period ended June 30, 2021 were $0.3 million and related to expenses for repositioning voyages between time charter contracts and owners expenses at certain ports, compared to $0.9 million for the same period of 2020. Voyage expenses depend on the number of days our vessels are sailing for repositioning and any port or other costs incurred without a contract. Our vessels are generally chartered under time charter contracts. Voyage expenses usually represent a small fraction (3.0% and 0.8% in the first six months of 2020 and 2021) of charter revenues.

Vessel operating expenses. Vessel operating expenses were $13.8 million during the first six months of 2021 compared to $16.5 million for the same period of 2020. Daily vessel operating expenses per vessel increased between the two periods to $5,447 per day per vessel in the first six months of 2021 compared to $4,780 per day during the same period of 2020, a 14% increase, mainly due to difficulties in crew rotation due to COVID-19 related restrictions, the increased supply of stores and the increase in hull and machinery insurance premiums in the first six months of 2021, compared to the corresponding period in 2020.

Related party management fees. These are part of the fees we pay to Eurobulk Ltd. (“Eurobulk” or the “Manager”) under our Master Management Agreement. During the first six months of 2021, Eurobulk charged us 685 Euros per day per vessel totalling $2.1 million for the period, or $848 per day per vessel. In the same period of 2020, management fees amounted to $2.6 million, or $764 per day per vessel based on the daily rate per vessel of 685 Euros. The decrease in the total management fees is primarily due to the lower number of vessels operating during the first six months of 2021 compared to the same period of 2020, partly set off by the unfavourable movement in Dollar/Euro exchange rates.

General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In the first six months of 2021, we had a total of $1.5 million of general and administrative expenses, compared to $1.6 million incurred in the same period of 2020.

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey or, in some cases, an in-water survey in lieu of a drydocking. The cost of passing a survey increases significantly if a dry-docking is required and depends on the extent of work that needs to be performed (such as amount of steel replacement required), the location of the drydock yard and whether it is an intermediate or a special survey with the latter almost always requiring a drydocking and more extensive work. In the first six months of 2021, we had a total cost of $0.2 million relating to expenses for upcoming drydockings. During the first six months of 2020, we had one vessel passing its intermediate survey in-water and another vessel passing its special survey in-water with a total cost of $0.4 million incurred during the period.

Vessel depreciation. Vessel depreciation for the six month period ended June 30, 2021 was $3.2 million. Comparatively, vessel depreciation for the six month period ended June 30, 2020 amounted to $3.4 million. This decrease was due to the lower average number of vessels operating in the first six months of 2021 compared to the same period of 2020.

Other operating income. In January 2020, M/V “EM Oinousses” experienced an engine room fire while sailing off Mozambique carrying empty containers. The fire was extinguished without any injuries to the crew. The vessel completed an evaluation for the type of repairs required and was idle during the evaluations. The Company agreed with the H&M underwriters an “unrepaired damage” claim of $2.7 million, which was recorded as other operating income in the first six months of 2020. Under this agreement the vessel was sold for scrap as is without effecting any permanent repairs.

A subsidiary of the Company, Alterwall Business Inc., owner at that time of M/V “Ninos”, was involved in a dispute with a fuel oil supplier who claimed a maritime lien against the vessel after the company which had time-chartered the vessel from the Company went bankrupt in October 2009 and failed to pay certain invoices. The vessel was arrested in Karachi in November 2009 and released after a bank guarantee for an amount of $0.53 million was provided on behalf of the Company, for which the bank has restricted an equal amount of the Company's cash. The Company has made a provision of $0.15 million in prior years for any costs that may be incurred from the case. As of June 30, 2021 the Company reached an agreement with the claimants to pay $0.06 million in order for them to withdraw their claim. After accounting for the settlement amount and additional estimated costs of $0.01 million, the Company recognized other operating income of $0.08 million in the six-month period ended June 30, 2021, against the provision of $0.15 million already booked in prior years.

In February 2020, the Company entered into an agreement to sell for scrap M/V “Manolis P”. The vessel reached her destination port on April 7, 2020, but the sale was not completed due to complications during its delivery to the buyers related to COVID-19 restrictions and port lockdowns in the territory of arrival (Alang, India). A dispute with the buyers was since in arbitration. The advance received from the buyers amounting to $1,133,817 was transferred from the Company’s bank account to an escrow account following this dispute. The Court dismissed the opponents claim in June 2021. The Company recognized other operating income of $1.0 million in the six-month period ended June 30, 2021, after accounting for estimated expenses for the arbitration.

The Company also recorded other operating income amounting to $0.2 million in the six-month period ended June 30, 2021 following the collection of amounts previously written off, relating to accounts with charterers of sold vessels.

Loss on write-down of vessel held for sale. The Company recorded a loss on write-down of vessel held for sale of $0.1 million in the first six months of 2020. This amount was booked in order to reduce the carrying value of M/V “EM Oinousses”, held for sale as of June 30, 2020 to its fair value less costs to sell, by reference to its negotiated and thereafter agreed sale price. There was no such case in the first six months of 2021.

Interest and other financing costs. Interest expense and other financing costs for the six month period ended June 30, 2021 were $1.4 million. Comparatively, during the same period in 2020, interest and other financing costs amounted to $2.4 million. The difference is primarily due to the decreased amount of debt and the decreased Libor rates of our bank loans for the six month period ended June 30, 2021 compared to the same period in 2020. The weighted average LIBOR rate on our debt for the six month period ended June 30, 2021 was 0.1% and the weighted average margin over LIBOR was 3.6% for a total weighted average interest rate of 3.7% per year as compared to a weighted average LIBOR rate for the six month period ended June 30, 2020 of 1.5% and a weighted average margin over LIBOR of 3.6% for a total weighted average interest rate of 5.1% per year.

Other expenses, net. This line includes in addition to Interest and other financing costs, discussed above, (Loss) / gain on derivative, net, Foreign exchange /gain / (loss) and Interest income. In the first six months of 2021, the Company recognized a $0.5 million unrealized gain and a $0.1 million realized loss on one interest rate swap, as compared to a $0.5 million unrealized loss on one interest rate swap in the first six months of 2020. Overall, Other expenses, net amounted to a total expense of $1.0 million and $2.8 million during the first six months of 2021 and 2020, respectively.

Net income and net income attributable to common shareholders. As a result of the above, net income for the six months ended June 30, 2021 was $11.7 million compared to a net income of $3.2 million for the same period in 2020. After payment of dividends of $0.3 million to our Series B Preferred Shares and a  preferred deemed dividend of $0.3 million, the net income attributable to common shareholders amounted to $11.1 million for the six months ended June 30, 2021 compared to a net income attributable to common shareholders of $2.9 million for the same period of 2020, after payment of dividends of $0.3 million to our Series B Preferred Shares.

Liquidity and capital resources

Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and, if necessary, operating shortfalls, make principal repayments on outstanding loan facilities, and pay dividends.

Our short-term liquidity requirements include paying operating expenses, funding working capital requirements, interest and principal payments on outstanding debt and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from debt and equity financings.

Our long-term liquidity requirements are funding the equity portion of vessel acquisitions and vessels under construction and debt repayment. Sources of funding for our long-term liquidity requirements include cash flows from operations, bank borrowings, issuance of debt and equity securities, and vessel sales.

Our total cash and cash equivalents and restricted cash at June 30, 2021 were $11.0 million, an increase of $4.7 million from $6.3 million at December 31, 2020. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.

We are exposed to market risk from changes in interest rates and market rates for vessels. We use interest rate swaps to manage interest costs and the risks associated with changing interest rates of some of our loans.

We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings, and long-term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2021 and beyond.

Cash Flows

As of June 30, 2021, we had a working capital deficit of $5.5 million. For the six-month period ended June 30, 2021 we reported a net income of $11.7 million and a net income attributable to common shareholders of $11.1 million and generated net cash from operating activities of $14.1 million. Our cash balance amounted to $8.3 million and cash in restricted and retention accounts amounted to $2.8 million as of June 30, 2021. In June 2021, the Company decided to proceed with the construction of two newbuilding feeder container carriers for a total cost of about $76 million, which will be financed with a combination of debt and own cash and for which three instalments of $7.6 million are payable within the next twelve months following the date of the issuance of these financial statements. All the payments are guaranteed by the Company. For the rest of the year, we expect our daily TCE rates to potentially increase compared to 2020. We intend to fund our working capital requirements and capital commitments via cash on hand and cash flows from operations. In the event that these are not sufficient, we may also use funds from new mortgage debt financing for the vessels under construction, debt refinancing, debt balloon payment refinancing, proceeds from its on-going at-the-market offering and other equity offerings, if required, among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Net cash from operating activities.

Our cash flow surplus from operating activities for the six months ended June 30, 2021 was $14.1 million as compared to a net surplus from cash flows provided by operating activities of $4.0 million in the six months ended June 30, 2020.

The major driver of the change of cash flows from operating activities for the period ended June 30, 2021 compared to the period ended June 30, 2020, was the increase in time charter revenue to $34.0 million for the six-month period ended June 30, 2021 from $30.3 million for the corresponding period in 2020, which was also reflected in our operating income (excluding non-cash items) to $16.0 million for the period ended June 30, 2021 from $9.7 million for the corresponding period in 2020. To this positive effect was also added the decrease in net working capital outflow to $0.5 million during the six month period ended June 30, 2021 from $2.3 million for the corresponding period in 2020, mainly attributable to a decrease in the amounts paid to our suppliers and increase in the amounts collected from our charterers, and the lower interest expense for the period ended June 30, 2021 compared to the corresponding period in 2020.

Net cash from investing activities.

Net cash flows used in investing activities were $0.2 million for the period ended June 30, 2021, compared to net cash provided by investing activities of $0.3 million for the same period of 2020. The net decrease in cash flows from investing activities of $0.5 million from 2020 is mainly attributable to $0.5 million in proceeds from an advance received for vessel held for sale, that took place in 2020.

Net cash from financing activities.

Net cash flows used in financing activities were $9.2 million for the six months ended June 30, 2021, compared to net cash flows used in financing activities of $6.3 million for the six months ended June 30, 2020. In the six months ended June 30, 2021, debt principal payments increased by $1.9 million (including related party loan repayments), compared to the same period of 2020. During the six months ended June 30, 2021 there was also an outflow of $2.0 million used for redemption of Series B preferred shares, partly offset by net proceeds from issuance of common stock of $0.7 million and a $0.2 million decrease in payments of preferred dividends.

Debt Financing

We operate in a capital-intensive industry, which requires significant amounts of investment, and we fund a portion of this investment through long-term debt. We target debt levels we consider prudent at the time of conclusion of such debt funding based on our market expectations, cash flow, interest coverage and percentage of debt to capital amongst other factors.

As of June 30, 2021, we had four outstanding loans with a combined outstanding balance of $62.0 million. These loans mature between 2022 and 2026. Our long-term debt as of June 30, 2021 comprises bank loans granted to our vessel-owning subsidiaries with margins over LIBOR ranging from 2.95% to 3.90%. A description of our loans as of June 30, 2021 is provided in Note 6 of our attached financial statements. As of June 30, 2021, we are scheduled to repay approximately $15.2 million of the above loans in the following twelve months.

Recent Developments

In July 2021, the Company signed a term sheet with a commercial banking institution for a loan up to lesser of $10.0 million or 50% of the vessels market value for the refinancing of M/V ”Aegean Express” and M/V “EM Corfu”. The loan will be payable in 16 consecutive quarterly instalments of $500,000 each, with a $2,000,000 balloon payment to be made together with the last installment. The interest rate margin is 3.5% over LIBOR. The loan will be secured with (i) first priority mortgages over M/V ”Aegean Express” and M/V “EM Corfu”, (ii) first assignment of earnings and insurance of the aforementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The facility is subject to customary conditions precedent and the execution of definitive documentation.

Euroseas Ltd. and Subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements

Index to unaudited interim condensed consolidated financial statements

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	Notes	December 31, 2020	June 30, 2021
Assets
Current assets
Cash and cash equivalents		3,559,399	8,267,771
Trade accounts receivable, net		2,013,023	1,536,746
Other receivables		1,866,624	2,525,962
Inventories		1,662,422	1,530,069
Restricted cash	6	345,010	876,187
Prepaid expenses		244,315	442,307
Total current assets		9,690,793	15,179,042

Long-term assets
Vessels, net	3	98,458,447	95,598,016
Restricted cash	6	2,433,768	1,900,000
Derivative		-	230,640
Total assets		110,583,008	112,907,698

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	6	20,645,320	14,993,800
Related party loan, current	4,6	2,500,000	-
Trade accounts payable		2,854,377	2,219,766
Accrued expenses		1,300,420	1,158,617
Accrued preferred dividends		168,676	332,393
Deferred revenues		949,364	883,129
Derivative	11	203,553	322,741
Due to related company	4	24,072	747,680
Total current liabilities		28,645,782	20,658,126

(Unaudited Condensed Consolidated balance sheets continue on the next page)

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

(continued)

	Notes	December 31, 2020	June 30, 2021

Long-term liabilities
Long-term bank loans, net of current portion	6	46,220,028	46,699,188
Derivative	11	362,195	-
Total long-term liabilities		46,582,223	46,699,188
Total liabilities		75,228,005	67,357,314

Commitments and Contingencies	7

Mezzanine Equity
Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 8,365 and nil shares, respectively, issued and outstanding)	10	8,019,636	-
Shareholders’ equity
Common stock (par value $0.03, 200,000,000 shares authorized, 6,708,946 and 7,244,891, issued and outstanding)		201,268	217,347
Additional paid-in capital		257,467,980	264,531,339
Accumulated deficit		(230,333,881)	(219,198,302)
Total shareholders’ equity		27,335,367	45,550,384
Total liabilities, mezzanine equity and shareholders’ equity		110,583,008	112,907,698

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts expressed in U.S. Dollars – except number of shares)

		Six months ended June 30,
		2020	2021
Revenues
Time charter revenue		30,266,431	33,973,743
Commissions (including $378,330 and $338,985, respectively, to related party)	4	(1,324,913)	(1,373,981)
Net revenue		28,941,518	32,599,762

Operating expenses / (income)
Voyage expenses		895,049	277,982
Vessel operating expenses (including $171,460 and $108,995, respectively, to related party)	4	16,530,150	13,802,119
Dry-docking expenses		376,369	229,384
Vessel depreciation	3	3,386,726	3,193,086
Related party management fees	4	2,642,368	2,148,221
Other operating income	5	(2,688,194)	(1,296,496)
General and administrative expenses (including $1,000,000 to related party)	4	1,588,266	1,500,651
Loss on sale of vessel		-	9,417
Loss on write-down of vessel held for sale	11	121,165	-
Total operating expenses, net		22,851,899	19,864,364
Operating income		6,089,619	12,735,398

Other income/(expenses)
Interest and other financing costs (including $199,452 and $50,000, respectively, to related party)	4,6	(2,389,021)	(1,381,667)
(Loss) / gain on derivative, net	11	(468,146)	388,145
Foreign exchange gain / (loss)		2,183	(7,504)
Interest income		12,780	1,954
Other expenses, net		(2,842,204)	(999,072)
Net income		3,247,415	11,736,326
Dividend Series B Preferred shares	10	(339,069)	(255,324)
Preferred deemed dividend	10	-	(345,423)
Net income attributable to common shareholders	9	2,908,346	11,135,579
Earnings per share attributable to common shareholders, basic	9	0.52	1.65
Weighted average number of shares outstanding during the period, basic	9	5,576,960	6,745,305
Earnings per share attributable to common shareholders, diluted	9	0.52	1.64
Weighted average number of shares outstanding during the period, diluted	9	5,576,960	6,789,718

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated statements of Shareholders’ Equity

(All amounts expressed in U.S. Dollars – except number of shares)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total

Balance, January 1, 2020	5,600,259	168,008	253,967,708	(233,682,015)	20,453,701
Net income	-	-	-	3,247,415	3,247,415
Dividends to Series B preferred shares	-	-	-	(339,069)	(339,069)
Offering expenses	-	-	(51,140)	-	(51,140)
Share-based compensation	-	-	60,808	-	60,808
Balance, June 30, 2020	5,600,259	168,008	253,977,376	(230,773,669)	23,371,715

Balance, January 1, 2021	6,708,946	201,268	257,467,980	(230,333,881)	27,335,367
Net income	-	-	-	11,736,326	11,736,326
Dividends to Series B preferred shares	-	-	-	(255,324)	(255,324)
Preferred deemed dividend	-	-	-	(345,423)	(345,423)
Issuance of shares sold at the market (ATM), net of issuance costs	82,901	2,488	741,065	-	743,553
Issuance of shares in connection with the redemption of Series B Preferred Shares	453,044	13,591	6,351,673	-	6,365,264
Offering expenses	-	-	(87,229)	-	(87,229)
Share-based compensation	-	-	57,850	-	57,850
Balance, June 30, 2021	7,244,891	217,347	264,531,339	(219,198,302)	45,550,384

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts expressed in U.S. Dollars)

	For the six months ended June 30,
	2020	2021
Cash flows from operating activities:
Net income	3,247,415	11,736,326
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	3,386,726	3,193,086
Loss on write-down of vessel held for sale	121,165	-
Amortization of deferred charges	122,787	98,560
Share-based compensation	60,808	57,850
Unrealized loss / (gain) on derivative	468,146	(473,647)
Amortization of fair value of below market time charters acquired	(1,160,839)	-
Loss on sale of vessel	-	9,417
Changes in operating assets and liabilities	(2,273,177)	(511,343)
Net cash provided by operating activities	3,973,031	14,110,249

Cash flows from investing activities:
Cash paid for vessels capitalized expenses and vessel held for sale	(256,482)	(225,136)
Advance received for vessel held for sale	540,783	-
Net cash provided by / (used in) investing activities	284,301	(225,136)
Cash flows from financing activities:
Redemption of Series B preferred shares	-	(2,000,000)
Proceeds from issuance of common stock, net of commissions paid	-	743,553
Preferred dividends paid	(320,877)	(91,608)
Repayment of long-term bank loans	(5,295,920)	(5,270,920)
Repayment of related party loan	(625,000)	(2,500,000)
Offering expenses paid	(40,486)	(60,357)
Net cash used in financing activities	(6,282,283)	(9,179,332)
Net (decrease) / increase in cash and cash equivalents and restricted cash	(2,024,951)	4,705,781
Cash, cash equivalents and restricted cash at beginning of period	5,930,061	6,338,177
Cash, cash equivalents and restricted cash at end of period	3,905,110	11,043,958

Cash breakdown
Cash and cash equivalents	1,338,375	8,267,771
Restricted cash, current	432,468	876,187
Restricted cash, long term	2,134,267	1,934,267
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	3,905,110	11,043,958

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship-owning companies in existence at that time. Euroseas Ltd., through its wholly owned vessel owning subsidiaries (collectively the "Company" or “Euroseas”) is engaged in the ocean transportation of containers through ownership and operation of containerships. Euroseas’ common shares trade on the Nasdaq Capital Market under the ticker symbol “ESEA”.

The operations of the vessels are managed by Eurobulk Ltd. (“Eurobulk” or “Management Company” or “Manager”), a corporation controlled by members of the Pittas family. Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece. The Manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services and executive management services, in consideration for fixed and variable fees (see Note 4).

The Pittas family is the controlling shareholder of Friends Investment Company Inc., Containers Shareholders Trinity Ltd., Eurobulk Marine Holdings Inc., Colby Trading Ltd., Preferred Friends Investment Company Inc. and Diamantis Shareholders Ltd., which, in turn, collectively own 54.6% of the Company’s shares as of  June 30, 2021.

The accompanying unaudited condensed consolidated financial statements include the accounts of Euroseas Ltd., and its wholly owned vessel owning subsidiaries and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020 as filed with the U.S. Securities and Exchange Commission ("SEC") on Form 20-F on April 28, 2021.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2021 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2021.

As of June 30, 2021, the Company had a working capital deficit of $5.5 million. For the six-month period ended  June 30, 2021, the Company reported a net income of $11.7 million and a net income attributable to common shareholders of $11.1 million and generated net cash from operating activities of $14.1 million. The Company’s cash balance amounted to $8.3 million and cash in restricted and retention accounts amounted to $2.8 million as of June 30, 2021. In June 2021, the Company decided to proceed with the construction of two newbuilding feeder container carriers for a total cost of about $76 million (see note 5), for which three instalments of $7.6 million are payable within the next twelve months following the date of the issuance of these financial statements. All the payments are guaranteed by the Company. The Company intends to fund its working capital requirements and capital commitments via cash on hand and cash flows from operations. In the event that these are not sufficient, the Company may also use funds from new mortgage debt financing for the vessels under construction (see Note 5), debt refinancing, debt balloon payment refinancing, proceeds from its on-going at-the-market offering and other equity offerings, if required, among other options. The Company believes it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the interim condensed consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies

A summary of the Company's significant accounting policies is identified in Note 2 of the Company’s consolidated financial statements, included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (the “2020 Annual Report”). There have been no changes to the Company’s significant accounting policies.

3. Vessels, net

The amounts in the accompanying unaudited condensed consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value

Balance, January 1, 2021	116,331,440	(17,872,993)	98,458,447
Depreciation for the period	-	(3,193,086)	(3,193,086)
Capitalized expenses	332,655	-	332,655
Balance, June 30, 2021	116,664,095	(21,066,079)	95,598,016

Capitalized expenses for the six-month period ended June 30, 2021 mainly refer to smart bunkers monitoring systems (“Flow meters”) installed on all of the Company’s vessels and installation of Water Ballast Treatment (“WBT”) system on one of the Company’s vessels.

The Company has signed a contract for the construction of two Eco design fuel efficient containerships. The vessels will have a carrying capacity of about 2,800 teu each and will be built at Hyundai Mipo Dockyard Co. in Korea. The two newbuildings are scheduled to be delivered during the first and second quarter of 2023, respectively. The total consideration for these two newbuilding contracts is about $76 million which will be financed with a combination of debt and own cash.

As of June 30, 2021 all vessels are used as collateral under the Company’s loan agreements (see Note 6).

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

4. Related Party Transactions

Details of the Company’s transactions with related parties did not change in the six-month period ended June 30, 2021 and are discussed in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2020, included in the 2020 Annual Report.

The Company’s vessel owning companies are parties to management agreements with the Management Company, which is controlled by members of the Pittas family, whereby the Management Company provides technical and commercial vessel management for a fixed daily fee of Euro 685 for both the six-month periods ended June 30, 2020 and 2021 under the Company’s Master Management Agreement (“MMA”) with Eurobulk. Vessel management fees paid to the Management Company amounted to $2,642,368 and $2,148,221 in the six-month periods ended June 30, 2020 and 2021, respectively. The MMA was further renewed on January 1, 2018 for an additional five-year term until January 1, 2023 with the 5% volume discount permanently incorporated in the daily management fee. The daily management fee remained unchanged at Euro 685 for the year 2021 and may be adjusted annually for inflation in the Eurozone. These fees are recorded under "Related party management fees" in the unaudited condensed consolidated statements of comprehensive income.

In addition to the vessel management services, the Management Company provides the Company with the services of its executives, services associated with the Company being a public company and other services to the Company’s subsidiaries. For each of the six-month periods ended June 30, 2020 and 2021, compensation paid to the Management Company for such additional services to the Company was $1,000,000. This amount is included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of offset exists. As of December 31, 2020 and June 30, 2021, the amount due to related company was $24,072 and $747,680, respectively.

The Company uses brokers for various services, as is industry practice. Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. Commissions to Eurochart S.A. for chartering services were $378,330 and $338,985 for the six-month periods ended June 30, 2020 and 2021, respectively, recorded in “Commissions” in the unaudited condensed consolidated statements of comprehensive income.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

4. Related Party Transactions - continued

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”), is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $57,820 and $113,640 in the first six months of 2020, respectively. In the first six months of 2021, total fees charged by Sentinel and Technomar were $42,998 and $65,997, respectively.  These amounts are recorded in “Vessel operating expenses” in the unaudited condensed consolidated statements of comprehensive income.

On September 30, 2019, the Company reached an agreement with a related party, Colby Trading Ltd., a company controlled by the Pittas family and affiliated with the Company’s Chief Executive Officer, to draw a $2.5 million loan to finance the special survey and WBT system installation on M/V “Akinada Bridge”. Within the second quarter of 2020 the Company repaid $625,000 of the above loan. In November 2020, the outstanding amount of the loan was converted into common shares of the Company.

On November 1, 2019, the Company entered into a second agreement with Colby Trading Ltd., to draw another $2.5 million loan to finance working capital needs. The loan was fully repaid on March 31, 2021. The interest rate applied on both agreements was 8% per annum, interest on the loans was payable quarterly and amounted to $199,452 and $50,000 for the six-month periods ended June 30, 2020 and 2021, respectively.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

5. Other operating income

In  January 2020, M/V EM Oinousses experienced an engine room fire while sailing off Mozambique carrying empty containers. The fire was extinguished without any injuries to the crew. The vessel completed an evaluation for the type of repairs required and was idle during the evaluations. The Company agreed with the Hull & Machinery (“H&M”) underwriters an “unrepaired damage” claim of $2.7 million. Under this agreement the vessel was sold for scrap as is without effecting any permanent repairs. As a result of the above, the Company recognized other operating income of $2.7 million.

A subsidiary of the Company, Alterwall Business Inc., owner at that time of M/V “Ninos”, was involved in a dispute with a fuel oil supplier who claimed a maritime lien against the vessel after the company which had time-chartered the vessel from the Company went bankrupt in October 2009 and failed to pay certain invoices. The vessel was arrested in Karachi in November 2009 and released after a bank guarantee for an amount of $0.53 million was provided on behalf of the Company, for which the bank has restricted an equal amount of the Company's cash, which is presented within “Restricted Cash” under “Long-term assets” as of  December 31, 2020 and under “Current assets” as of June 30, 2021 in the consolidated balance sheets. The Company has made a provision of $0.15 million in prior years for any costs that may be incurred from the case. In June 2021 the Company reached an agreement with the claimants to pay $0.06 million in order for them to withdraw their claim. After accounting for the settlement amount and additional estimated costs of $0.01 million, the Company recognized other operating income of $0.08 million in the six-month period ended June 30, 2021, against the provision of $0.15 million already booked in prior years.

In February 2020, the Company entered into an agreement to sell for scrap M/V “Manolis P”. The vessel reached her destination port on April 7, 2020, but the sale was not completed due to complications during its delivery to the buyers related to COVID-19 restrictions and port lockdowns in the territory of arrival (Alang, India). A dispute with the buyers was since in arbitration. The advance received from the buyers amounting to $1,133,817 was transferred from the Company’s bank account to an escrow account following this dispute. The Court dismissed the opponents claim in June 2021. The Company recognized other operating income of $1.0 million in the six-month period ended June 30, 2021, after accounting for estimated expenses for the arbitration.

The Company also recorded other operating income amounting to $0.2 million in the six-month period ended June 30, 2021 following the collection of amounts previously written off, relating to accounts with charterers of sold vessels.

These amounts are recorded under “Other operating income” in the unaudited condensed consolidated statements of comprehensive income.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

6. Long-Term Bank Loans

Long-term bank loans of the Company as of December 31, 2020 and June 30, 2021 are as follows:

Borrower	December 31, 2020	June 30, 2021
Joanna Maritime Ltd. / Jonathan John Shipping Ltd. / Corfu Navigation Ltd. / Bridge Shipping Ltd. / Noumea Shipping Ltd. / Gregos Shipping Ltd.	24,625,000	23,075,000
Diamantis Shipowners Ltd.	3,026,300	2,705,380
Kea Shipowners Ltd. / Spetses Shipowners Ltd. / Hydra Shipowners Ltd.	11,150,000	9,350,000
Antwerp Shipping Ltd. / Busan Shipping Ltd. / Keelung Shipping Ltd. / Oakland Shipping Ltd.	28,500,000	26,900,000
	67,301,300	62,030,380
Less: Current portion	(20,891,840)	(15,160,310)
Long-term portion	46,409,460	46,870,070
Deferred charges, current portion	246,520	166,510
Deferred charges, long-term portion	189,432	170,882
Long-term bank loans, current portion net of deferred charges	20,645,320	14,993,800
Long-term bank loans, long-term portion net of deferred charges	46,220,028	46,699,188

Loan from related party, current
Euroseas Ltd.	2,500,000	-

The future annual loan repayments are as follows:

To June 30:
2022	15,160,310
2023	22,534,070
2024	21,596,000
2025	1,096,000
2026	1,644,000
Total	62,030,380

Details of the loans are discussed in Note 8 of our consolidated financial statements for the year ended December 31, 2020 included in the 2020 Annual Report.

In March 2021, the Company agreed with one of its lenders to prepay an amount of $0.9 million, representing the installments of the third and fourth quarter of 2020, which were previously deferred to be repaid together with the respective balloon instalment. The prepayment took place on May 7, 2021.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

6. Long-Term Bank Loans - continued

The Company’s bank loans are secured with one or more of the following:

●	first priority mortgage over the respective vessels on a joint and several basis.
●	first assignment of earnings and insurance.
●	a corporate guarantee of Euroseas Ltd.
●	a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as minimum requirements regarding the security cover ratio  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts ranging from 120% to 140%), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $2,245,010 and $2,776,187 as of both December 31, 2020 and June 30, 2021, respectively, and are included in "Restricted cash" under "Current assets" and "Long-term assets" in the unaudited condensed consolidated balance sheets. As of June 30, 2021, the Company satisfied all its debt covenants.

Interest expense, including loan fee amortization for the six-month periods ended June 30, 2020 and 2021 amounted to $2,389,021 and $1,381,667, respectively.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

7. Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

As of June 30, 2021, future gross minimum revenues under non-cancellable time charter agreements total $100.9 million, $60.4 million of which is due in the period ending June 30, 2022, $29.4 million is due in period ending June 30, 2023, $10.1 million is due in period ending June 30, 2024 and $1.0 million is due in period ending December 31, 2024. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

As of June 30, 2021, the Company had under construction two container carriers with a total contracted amount of $76 million. An amount of $19 million is payable in the period ending June 30, 2022 and $57 million is payable in the period ending June 30, 2023. The Company will finance these commitments with bank financing and own cash.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

8. Stock Incentive Plan

A summary of the status of the Company’s unvested shares as of January 1, 2021, and changes during the six-month period ended June 30, 2021, are presented below:

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested on January 1, 2021	53,303	3.46
Granted	-	-
Vested	-	-
Forfeited	-	-
Unvested on June 30, 2021	53,303	3.46

As of June 30, 2021, there was $86,029 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted. That cost is expected to be recognized over a weighted-average period of 0.82 years. The share-based compensation recognized relating to the unvested shares was $60,808 and $57,850 for the six-month periods ended June 30, 2020 and 2021, respectively, and is included within “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

9. Earnings Per Share

Basic and diluted earnings per common share is computed as follows:

	For the six months ended June 30,
	2020	2021

Net income	3,247,415	11,736,326
Dividend Series B Preferred shares	(339,069)	(255,324)
Preferred deemed dividend	-	(345,423)
Net income attributable to common shareholders	2,908,346	11,135,579
Weighted average common shares – outstanding, basic	5,576,960	6,745,305
Basic earnings per share	0.52	1.65
Effect of dilutive securities:
Dilutive effect of non-vested shares	-	44,413
Weighted average common shares – outstanding, diluted	5,576,960	6,789,718
Diluted earnings per share	0.52	1.64

The Company excluded the effect of 23,284 unvested incentive award shares as of June 30, 2020, as well as the effect of Series B preferred shares of both June 30, 2020 and 2021, as they were anti-dilutive. The number of dilutive securities was nil shares in the six-month period ended June 30, 2020.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

10. Preferred shares

A summary of the Company's “Preferred shares” is identified in Note 15 of our consolidated financial statements for the year ended December 31, 2020 included in the 2020 Annual Report.

On January 29, 2021, the Company redeemed 2,000 of Series B Convertible Perpetual Preferred Shares (“Preferred Shares”) outstanding and paid $2,000,000 to the Preferred Shares shareholders. In connection with the redemption, the Company agreed with its Preferred Shares shareholders to set the dividend rate of its Preferred Shares to 8% per annum if paid in cash and 9% if paid in-kind at the Company’s option until January 29, 2023, after which date the dividend rate will increase to 14%, and will be payable only in cash.

In June 2021, the Company agreed with the Preferred Shares shareholders to convert into shares of common stock the outstanding number of its Series B Preferred Shares. As result of the conversion, Euroseas issued 453,044 common shares to the holders of the Series B Preferred Shares and redeemed the outstanding amount of $6,365,000.

In addition, $345,423 of preferred deemed dividends were recorded as a result of the redemption of the outstanding amount of the Series B Preferred Shares as described above.

For the six-month period ended June 30, 2020, the Company declared two consecutive dividends totaling $0.34 million, of which  $0.16 million were paid in cash and $0.18 million were paid-in kind. For the six-month period ended June 30, 2021 the Company declared two consecutive dividends totaling $0.26 million, which were accrued and paid in July 2021.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

11. Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable and other receivables. The principal financial liabilities of the Company consist of long-term bank loans, derivatives, trade accounts payable, accrued expenses and amount due to related company.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term bank loans. Under the terms of the interest rate swaps the Company and the bank agree to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though  the interest rate swaps were entered into for economic hedging purposes, they did not qualify for accounting purposes as fair value hedges, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in “(Loss)/ gain on derivative, net” in the unaudited condensed consolidated statements of comprehensive income. On April 16, 2020, the Company entered into one interest rate swap contract with Eurobank – Ergasias S.A. (“Eurobank”) on a notional amount of $30.0 million, with inception date on April 24, 2020 and maturity date on April 24, 2025. Under the terms of the swap, Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays a fixed rate of 0.78% based on the relevant notional amount. Therefore, as of June 30, 2021, the Company had one open swap contract for a notional amount of $30.0 million.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable.

Fair value of financial instruments

The estimated fair values of the Company's financial instruments such as cash and cash equivalents, restricted cash and amount due to related company approximate their individual carrying amounts as of December 31, 2020 and June 30, 2021, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term bank loans, bearing interest at variable interest rates approximates their recorded values as of June 30, 2021, due to the variable interest rate nature thereof. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair value of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR. The fair value of the Company’s interest rate swap is the estimated amount the Company would pay to terminate the swap agreement at the reporting date, taking into account current interest rates and the current creditworthiness of the Company and its counter parties.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

11. Financial Instruments - continued

Fair value of financial instruments - continued

The Company follows guidance relating to “Fair value measurements”, which establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company’s interest rate swap agreement is determined using a discounted cash flow approach based on market-based LIBOR swap rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair value of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to “Fair value measurements” is derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Recurring Fair Value Measurements

		Fair Value Measurement as of December 31, 2020
	Balance Sheet Location	Total,	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contract, current portion	Derivative, current liability portion	$203,553	-	$203,553	-
Interest rate swap contract, long-term portion	Derivative, long-term liability portion	$362,195	-	$362,195	-

		Fair Value Measurement as of June 30, 2021
	Balance Sheet Location	Total,	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contract, long-term portion	Derivative, non-current asset portion	$230,640		$230,640
Liabilities
Interest rate swap contract, current portion	Derivative, current liability portion	$322,741	-	$322,741	-

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

11.       Financial Instruments - continued

Fair value of financial instruments - continued

The amount of Gain / (Loss) on derivative, net recognized in the unaudited condensed consolidated statements of comprehensive income, is analyzed as follows:

Derivative not designated as hedging instrument	Location of loss recognized	Six Months Ended June 30, 2020	Six Months Ended June 30, 2021
Interest rate swap contract– Unrealized (loss) / gain	(Loss) / gain on derivative, net	(468,146)	473,647
Interest rate swap contract - Realized loss	(Loss) / gain on derivative, net	-	(85,502)
Total (loss) / gain on derivative		(468,146)	388,145

Asset Measured at Fair Value on a Non-recurring Basis

As of June 30, 2020 the vessel M/V “EM Oinousses” with a carrying amount of $3.77 million, was classified as vessel held for sale and written down to its fair value of $3.87 million, less estimated costs to sell of $0.22 million, resulting in a loss of $0.12 million, which was included in the unaudited condensed consolidated statement of comprehensive income under “Loss on write-down of vessel held for sale”. The fair value of M/V “EM Oinousses” was determined by reference to its negotiated and thereafter agreed sale price and is considered Level 2.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

12. Subsequent Events

The following event occurred after June 30, 2021:

In July 2021, the Company signed a term sheet with a commercial banking institution for a loan up to lesser of $10.0 million or 50% of the vessels market value for the refinancing of M/V ”Aegean Express” and M/V “EM Corfu”. The loan will be payable in 16 consecutive quarterly instalments of $500,000 each, with a $2,000,000 balloon payment to be made together with the last installment. The interest rate margin is 3.5% over LIBOR. The loan will be secured with (i) first priority mortgages over M/V ”Aegean Express” and M/V “ EM Corfu”, (ii) first assignment of earnings and insurance of the aforementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The facility is subject to customary conditions precedent and the execution of definitive documentation.